FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd Announces 1Q10 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 29, 2010

By:  /s/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release:   Radware Ltd Announces 1Q10 Results, dated April 29, 2010

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe

+ 972-3-766-8610

Corporate Relations

Radware Inc.

Christine Aruza

Tel: +1 201 785 3236

ir@radware.com

For Immediate Release

Radware Ltd Announces 1Q10 Results

* Record quarterly revenues of $33.1 million

* Non-GAAP EPS $0.18

TEL AVIV, ISRAEL.; April 29, 2010 — Radware (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today reported record quarterly revenues of $33.1 million for the first quarter of 2010. This represents an increase of 61% compared with revenues of $20.5 million for the first quarter of 2009.

Net income on a GAAP basis for the first quarter of 2010 was $0.6 million or $0.03 per diluted share, compared with a net loss of $6.1 million or $0.32 per diluted share for the first quarter of 2009.

Net income on a Non-GAAP basis for the first quarter of 2010 was $3.5 million or $0.18 per diluted share, compared with a net loss of $1.6 million or $0.09 per diluted share in the first quarter of 2009.

At the end of the first quarter of 2010, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $138.8 million.

"We are very pleased with our results in what traditionally was a seasonally weak quarter for us and to report again record revenues,” stated Roy Zisapel, President & CEO Radware. “Our continued focus on enterprise data center consolidation and traffic management for mobile broadband provides us with major opportunities to continue and grow our business. To capitalize on these opportunities, we are investing in our business across R&D and sales while maintaining financial discipline to grow our profitability."

During the quarter ended March 31, 2010, Radware released the following significant announcements:

•

Radware Provides Internet Stability and Reliable Service to New York Law School

•

Radware Helps Mobile Operators Address Application Delivery and Security Challenges in the New Mobile Data Center

•

Radware Enables Pelephone, one of Israel’s Leading Mobile Operators, to Streamline its Mobile Service

•

Radware Receives INTERNET TELEPHONY® Magazine’s Twelfth Annual Product of the Year Award

•

Radware Continues to Revitalize the Alteon Product Line; Introducing Two New Alteon Switches

•

Radware to Present at Hackito Ergo Sum Conference: Turbot - A Next Generation Botnet

Company management will host a quarterly investor conference call at 8:45 AM EDT on April 29, 2010. The call will focus on financial results for the quarter ending March 31, 2010, and certain other matters related to the Company’s business.

The conference call will be webcast on April 29, 2010 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2010 call:

Participants in the US call: Toll Free 1 877 392 9880

International participants call: +1 760 666 3769

About Radware

Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition-related expenses and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2009	March 31, 2010
	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	19,843	17,112
Available-for-sale marketable securities	29,117	38,975
Short term bank deposits	10,130	10,286
Trade receivables, net	16,603	12,246
Other receivables and prepaid expenses	2,934	2,790
Inventories	9,792	9,870
	88,419	91,279
Long-term investments
Available-for-sale marketable securities	42,021	47,472
Long-term bank deposits	25,000	25,000
Severance pay funds	2,514	2,600
	69,535	75,072

Property and equipment, net	11,220	10,969

Other assets
Intangible assets, net	14,794	13,787
Other long-term assets	467	556
Goodwill	24,465	24,465
	39,726	38,808

Total assets	208,900	216,128

Current liabilities
Trade payables	5,699	3,052
Deferred revenues, other payables and accrued expenses	33,147	39,370
	38,846	42,422

Long-term liabilities	20,581	20,165

Shareholders’ equity
Share capital	465	469
Additional paid-in capital	191,941	195,582
Accumulated other comprehensive income	935	769
Treasury stock, at cost	(18,036)	(18,036)
Accumulated deficit	(25,832)	(25,243)
Total shareholders’ equity	149,473	153,541

Total liabilities and shareholders' equity	208,900	216,128

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,

	2009	2010
	(Unaudited)	(Unaudited)

Revenues	20,495	33,096
Cost of revenues	4,182	6,698
Gross profit	16,313	26,398
Operating expenses:
Research and development	5,828	7,387
Selling and marketing	11,944	15,701
General and administrative	4,539	2,570
Total operating expenses	22,311	25,658
Operating income (loss)	(5,998)	740
Financial income, net	97	53
Income (loss) before income taxes	(5,901)	793
Income taxes	(204)	(204)
Net income (loss)	_(6,105)	__ 589

Basic net income (loss) per share	$ (0.32)	$ 0.03
Weighted average number of shares used to compute basic net income (loss) per share	18,906,493	18,970,581

Diluted net income (loss) per share	$ (0.32)	$ 0.03
Weighted average number of shares used to compute diluted net income (loss) per share	18,906,493	20,221,513

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

GAAP net income (loss)	(6,105)	589
Stock-based compensation expenses, included in:
Cost of revenues	21	15
Research and development	297	298
Selling and marketing	493	502
General and administrative	493	504
	1,304	1,319
Amortization of intangible assets included in:
Cost of revenues	93	379
Selling and marketing	39	630
	_132	1,009

Acquisition related expenses	2,485	-

Exchange rate differences, net on balance sheet items included in finance income	545	629
Non-GAAP net income (loss)	(1,639)	3,546

Non-GAAP diluted net income (loss) per share	$ (0.09)	$ 0.18
Weighted average number of shares used to compute Non-GAAP diluted net income (loss) per share	18,906,493	20,221,513